Exhibit 99.1

Convocation Notice of Extraordinary General Meeting of Shareholders

and Common Stock Shareholders Meeting

Date of Dispatch: June 3, 2026

To: All Shareholders

Dear Shareholders,

We would like to express our sincere appreciation for your continued support.

You are hereby notified that the Extraordinary General Meeting of Shareholders will be held as set forth below. We kindly request your attendance.

If you are unable to attend the meeting, please indicate your approval or disapproval on the enclosed proxy form, affix your seal/signature, and return it to us so that it arrives no later than 5:00 p.m. on June 17, 2026.

Sincerely yours,

Hiroshi Furukawa

Representative Director

PicoCELA Inc.

2-34-5 Nihonbashi Ningyocho, Chuo-ku, Tokyo Japan

Details

1	Date and Time:	June 18, 2026 (Thursday) at 10:00 a.m.
2	Venue:	Room No.4, Hamacho Community Center
3-37-1 Nihonbashi Hamacho, Chuo-ku, Tokyo
3	Objective of the Meeting:
Matters to be Resolved

Proposal No. 1:	Partial Amendment to the Articles of Incorporation
(Proposal for both Extraordinary General Meeting of Shareholders and Common Stock Shareholders Meeting)

Proposal No. 2:	Preferential Issuance of Class A Preferred Shares by Third-Party Allotment
(Proposal for Extraordinary General Meeting of Shareholders)

Proposal No. 3:	Election of Two Directors Who Are Not Members of Audit and Supervisory Committee
(Proposal for Extraordinary General Meeting of Shareholders)

Please bring the proxy form with you and submit it at the reception desk on the day of the meeting.

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Reference Materials Related to Solicitation of Proxy Voting Rights

1.	Solicitor of Proxy Voting Rights

PicoCELA Inc.	(Representative Director: Hiroshi Furukawa)

2.	Proposals and Reference Matters

Proposal No. 1	Partial Amendment to the Articles of Incorporation
(Proposal for both Extraordinary General Meeting of Shareholders and Common Stock Shareholders Meeting)

1.	Reasons for the Proposal No. 1

This Partial Amendment to the Articles of Incorporation is proposed for approval at the Extraordinary General Meeting of Shareholders as well as the Common Stock Shareholders Meeting

(1)	Amendment to Article 6 (Total Number of Authorized Shares)

In accordance with Article 113, Paragraph 3 of the Companies Act, the total number of authorized shares of Class A Preferred Shares will be increased in order to secure flexibility for future fundraising and business expansion.

(2)	Amendment to Paragraph 2 of Article 18

Class A Preferred Share’s conversion rate to Common Stock will be amended.

(3)	Amendment to Article 22

Adding COO and Director to the chair of the Shareholders Meetings in addition to the current chair, President and Director

(4)	Amendment to Article 31

Adding COO and Director to the chair to call and reside the Board of Directors Meetings in addition to the current chair, President and Director

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2.	Details of Amendments

The proposed amendments are as follows:

The amendments to the Articles of Incorporation under this proposal shall become effective upon the conclusion of this General Meeting.

(Underlined portions indicate amendments.)

Current Articles	Proposed Amendment

(Total Number of Authorized Shares) Article 6 The types of authorized shares of the Company shall consist of:	(Total Number of Authorized Shares) Article 6 The types of authorized shares of the Company shall consist of:
Common Shares that do not provide special provisions regarding matters set forth in each item of Article 108, Paragraph 2 of the Companies Act, and Class Shares as provided in Chapter 3 (hereinafter referred to as “Class A Preferred Shares”).	Common Shares that do not provide special provisions regarding matters set forth in each item of Article 108, Paragraph 2 of the Companies Act, and Class Shares as provided in Chapter 3 (hereinafter referred to as “Class A Preferred Shares”).

2 The total number of authorized shares shall be 38,455,220 shares, consisting of: 33,455,220 Common Shares, and 5,000,000 Class A Preferred Shares.	2 The total number of authorized shares shall be 38,455,220 shares, consisting of: 18,455,220 Common Shares, and 20,000,000 Class A Preferred Shares.

(Right to Request Conversion into Common Stock)	(Right to Request Conversion into Common Stock)

Article 18. A Class A Preferred Shareholder may, at any time, request the Company to deliver common stock of the Company in exchange for the Class A Preferred Stock held by such shareholder (hereinafter referred to as “Conversion”), subject to the conditions set forth in Paragraph 2 of this Article.	Article 18. A Class A Preferred Shareholder may, at any time, request the Company to deliver common stock of the Company in exchange for the Class A Preferred Stock held by such shareholder (hereinafter referred to as “Conversion”), subject to the conditions set forth in Paragraph 2 of this Article.

2 The conditions for the Conversion of Class A Preferred Stock shall be as follows:	2 The conditions for the Conversion of Class A Preferred Stock shall be as follows:

(1) One share of Class A Preferred Stock may be converted into five shares of common stock. However, if the price of common stock, or the price of ADSs equivalent to the price of common stock, falls to $0.50 or less per share for 20 consecutive trading days, one share of Class A Preferred Stock may be converted into ten shares of common stock.	(1) One share of Class A Preferred Stock may be converted into one share of common stock. However, if the price of common stock, or the price of ADSs equivalent to the price of common stock, falls to $0.50 or less per share for 20 consecutive trading days, one share of Class A Preferred Stock may be converted into two shares of common stock.

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(Convening Authority and Chairperson) Article 22 The President and Director shall convene the shareholders’ meeting and serve as its chairperson.

(Convening Person and Chairperson)

Article 22 The Board of Directors resolves convocation of the shareholders’ meeting, and President and Director shall send a convocation notice to the shareholders. President and Director or the COO and Director shall serve as its chairperson.

2. In the event of an accident involving the President and Director, another Director shall convene the General Meeting of Shareholders and preside over it in accordance with the order predetermined by the Board of Directors.

2. In the event of an accident involving both the President and Director and the COO and Director, another Director shall send a convocation notice to the shareholders and preside over the Shareholders Meeting in accordance with the order predetermined by the Board of Directors.

(Authority to Convene and Chair the Board of Directors) Article 31		(Authority to Convene and Chair the Board of Directors) Article 31

Unless otherwise provided by law, the President and Director shall convene the Board of Directors and serve as its chairperson.		Unless otherwise provided by law, the President and Director or the COO and Director shall convene the Board of Directors and serve as its chairperson.

2.	In the event of a vacancy or incapacity of the President and Director, another Director shall convene the Board of Directors and preside over it in accordance with the order predetermined by the Board of Directors.	2.	In the event of a vacancy or incapacity of both the President and Director and the COO and Director, another Director shall convene the Board of Directors and preside over it in accordance with the order predetermined by the Board of Directors.

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Proposal No. 2:	Preferential Issuance of Class A Preferred Shares by Third-Party Allotment
(Proposal for Extraordinary General Meeting of Shareholders)

Subject to the Shareholders’ approval of Proposal No. 1 Partial Amendment to the Articles of Incorporation, the Company proposes to delegate to the Board of Directors the preferential issuance of Class A Preferred Shares and allotment of the Class A Preferred Shares as stated below.

1.	Type Securities and Maximum Number of Shares to issue:

Class A Preferred Shares up to 20,000,000 shares

2.	Minimum Payment Amount per share:

US$0.25 per share less financial advisory fees per share for financial advisory firm

Reason for the preferential issuance:

This issuance of Class A Preferred Shares is a “preferential issuance of equity sharers”. Reason for the preferential issuance is to raise capital urgently to cope with our current unfavorable financial position and continue to operate as a going concern. We concluded that under the current financial condision, it is not possible to raise the capital required to continue as a going concern by issuing shares at market value and we are proposed by a particular potential investor of interest to issue a large number of shares with voting rights at a price lower than the market price. We concluded that raising capital by preferential issuance of equity shares is the fundamental and ultimate way to serve the shareholders’ interest. With this new capital, we will conduct a restructuring and improve our business operation.

Please note the Preferential Issuance of Class A Preferred Shares above will be allotted to “Special Subscriber” defined under the Article 206-2(1) of the Companies Act in Japan as a subscriber who is going to own more than 50% of the Company’s outstanding voting shares at the time of the issuance of the securities subscribed.

The description of the “Special Subscriber” and the required disclosure related is as below:

i)	Name and address of the Special Subscriber:

About Investment Pte. Ltd. 68 Circular Road #02-01 Singapore 049422

ii)	Number of voting rights to be owned by the Special Subscriber if the subscribed shares were allotted to the Special Subscriber:

20,000,000

iii)	Total number of the Company’s outstanding voting rights if the subscribed equity shares were allotted to the Special Subscriber:

29,613,805

iv)	The Board of Director’s conclusion and the Audit and Supervisory Committee’s opinion on the issuing shares to the Special Subscriber:

It is necessary and appropriate to allot the above number of equity shares with voting rights to the Special Subscriber in order to raise critical capital for the Company’s business operation

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Proposal 3:	Election of Two Directors Who Are Not Members of Audit and Supervisory Committee
(Proposal for Extraordinary General Meeting of Shareholders)

Although this proposal was approved at the April 30, 2026 Extraordinary General Meeting of Shareholders, we are reproposing this proposal because the time limit for the election to become effective has expired.

In order to reinforce the supervisory function on the Company’s management, we request the election of two Directors who are not Members of Audit and Supervisory Committee. The election of all of the candidates becomes effective when Proposal 2 above is approved and the payment for the issuance of Class A Preferred Shares at Proposal 2 is made.

Candidate 1): Lim Kien Leong (37 years old) Number of the Company’s shares held: 0

Mr. Lim Kien Leong is the Co-founder and CEO of TranSwap Private Limited. He oversees the day-to-day business operations, as well as the company’s strategic direction and business developments. Lim Kien Leong was previously appointed as the Chief Legal Officer of TranSwap Private Limited and was responsible for all of the company’s legal and regulatory issues, ensuring the company remained compliant with relevant authorities’ regulations. Prior to TranSwap, he gained extensive experience in the field of arbitration, civil and commercial litigation, and corporate law in Singapore and Australia. Lim Kien Leong graduated from the University of Sydney with his Bachelor of Commerce and Bachelor of Laws degrees.

Candidate 2): Jong Han Rey Foo (59 years old) Number of the Company’s shares held: 0

Mr. Jong Han Rey Foo is a partner at KSCGP Juris LLP in Singapore. He was admitted to the Singapore Bar in 1992 and has been practicing law for 25 years. Jong Han Rey Foo has been practicing corporate law, and his present areas of practice include conveyancing, corporate law and civil litigation. After qualifying in 1990 as a Barrister, Jong Han Rey Foo obtained his Master of Law in Corporate and Commercial Laws from Queen Mary College, University of London in 1991.

Notes:

1 .	There is no special interest between the Company and the Director candidates.
3.	Lim Kien Leong and Jong Han Rey Foo are Independent Director candidates.
4.	The reason for nominating Mr. Lim Kien Leong as a candidate for Independent Director is that we expect him to fulfill supervising function over the management from a perspective based on his experience and knowledge as an expert in corporate management accumulated through his career performing as CEO of TranSwap.
5.	The reason for nominating Mr. Jong Han Rey Foo as a candidate for Independent Director is that we expect him to fulfill supervising function over the management from a perspective based on his experience and knowledge as an expert in corporate management accumulated through his career serving as a partner at his law firm and his extensive experience as a barrister.
6.	If the election of Lim Kien Leong and Jong Han Rey Foo is approved, the Company plans to renew the liability limitation agreement with both of them, which limits their liability to the minimum amount prescribed under Article 425, paragraph (1) of the Companies Act.
7.	The Company extends the Directors with Director and Officer Insurance stipulated Article 430-3, paragraph (1) of the Companies Act and mitigates the respective Director’s probable loss to be incurred by the remedy claims that Directors may encounter in the course of performing duties of Directors. The Company extend insurance coverage to the Director candidates if elected.

End

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Proxy Form

To: PicoCELA Inc.

I (We) hereby appoint [(Name):                                           ] as my(our) proxy and delegate the following authority.

1.	Attend the Extraordinary General Meeting of Shareholders of PicoCELA Inc. to be held on Thursday, June 18 , 2026, and exercise your voting rights in accordance with my instructions (indicated by a circle) regarding the following agenda items. However, if no instructions regarding approval or disapproval of an agenda item are provided, or if an amendment to an agenda item is submitted, I (we) hereby grant you a blank proxy in either case.

2.	Appointed substitute representative’s votes are as below:

Proposal No. 1	Approve / Disapprove

Proposal No. 2	Approve / Disapprove

Proposal No. 3

Candidate 1)	Approve / Disapprove

Candidate 2)	Approve / Disapprove

************************************************************************************************

Authorized by:

Shareholder Name:

Signature/

Corporate Seal:

Date:	June ____, 2026

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